UNITED STATE
SECURITIES AND EXCHANG
Washington, D.C. 2

20010376

ing

**ANNUAL AUDITED R**
**FORM X-17A-5**
**PART III**

FEB 27 2020

Washington DC
416

| OMB APPROVAL | |
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| SEC FILE NUMBER |
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| 8-68631 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Creek Capital Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, 54th Floor
(No. and Street)

| New York | New York | 10165 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Forstl — 212-692-8660
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

| 529 Fifth Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Forstl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Creek Capital Distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

MILAGROS NEGRON
Notary Public
Connecticut
My Commission Expires Jun 30, 2023

Signature

Senior Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Creek Capital Distributors, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Morgan Creek Capital Distributors, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Morgan Creek Capital Distributors, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Morgan Creek Capital Distributors, LLC's management. Our responsibility is to express an opinion on Morgan Creek Capital Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Morgan Creek Capital Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Morgan Creek Capital Distributors, LLC's auditor since 2015.
New York, New York
February 26, 2020

# Financial Statement

# Morgan Creek Capital Distributors, LLC

## Statement of Financial Condition

| *December 31,* | 2019 |
|---|---|
| **Assets** | |
| Cash | $ 185,839 |
| Accounts receivable | 4,498 |
| Due from related party | 540,033 |
| Prepaid and other assets | 58,191 |
| **Total Assets** | **$ 788,561** |
| **Liabilities and Members' Equity** | |
| **Liabilities** | |
| Accrued commissions payable | $ 14,879 |
| Accrued compensation and benefits | 617,577 |
| Accounts payable and accrued expenses | 42,863 |
| **Total Liabilities** | **675,319** |
| **Members' Equity** | **113,242** |
| **Total Liabilities and Members' Equity** | **$ 788,561** |

*The accompanying notes are an integral part of this financial statement.*

## 1. Summary of Business Activities and Significant Accounting Policies

Morgan Creek Capital Distributors, LLC (the "Company") is a limited liability company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was formed on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011. The Company was previously called Town Hall Capital, LLC from its inception until October 2015.

Morgan Creek Capital Management, LLC ("Morgan Creek") is the majority owner of the Company. Prior to September 30, 2015, Town Hall Holdings, LLC, a majority owned subsidiary of Morgan Creek, owned the Company. The Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company. It also serves as a placement agent raising capital primarily from investors in other Morgan Creek-sponsored funds, including private equity funds and private equity fund of funds (collectively, "Private Equity Funds"), and hedge funds and hedge fund of funds (collectively "Hedge Funds").

### *Basis of Presentation*

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### *Use of Estimates*

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

### *Cash*

Cash represents balances held in demand accounts at financial institutions and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains a bank account at a financial institution; although the financial institution may have credit risk, the Company has not experienced any losses to date.

### *Compensated Absences*

Employee vacation is accrued when it is earned by employees. No provision is recorded at year end as vacation is earned on a calendar year basis and no carry over provision for any unused vacation exists.

### *Change in Accounting Principle*

Effective January 1, 2019, the Company changed its method of accounting for certain expenses. This change was implemented to better match expenses with the timing of when the services were provided. The change in accounting principle was applied retrospectively. The effect of the change

for the year ended 2019 was to increase certain expenses by approximately $23,000. There was no impact to ending equity or net capital as a result of the change.

***Accounts Receivable***

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Certain placement fees are paid over multiple years and are discounted to reflect net present value. The Company evaluates collectibility of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2019, the Company did not deem an allowance for uncollectible accounts to be necessary.

***Fair Value Measurements***

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

***Revenue Recognition***

The Company accounts for revenue from contracts with customers in accordance with U.S. GAAP. Substantially all revenue from contracts with customers is primarily comprised of placement and distribution fees from the sale of private funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company enters into arrangements with investment managers, primarily Morgan Creek, to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as percentage of capital raised, of management fees earned, or of carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds. Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investors

activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis in arrears. Accordingly, in such instances, placement and distribution fees recognized in the current period are related to performance obligations that have been satisfied in prior periods.

The Company may also receive non-refundable retainers upon execution of agreements with managers of Private Equity Funds, Hedge Funds or registered funds to provide fund-raising services. The Company provides such sales and marketing services on a daily basis. The Company believes the performance obligation for providing such services is satisfied over time because the investment manager is receiving and consuming the benefits as they are provided by the Company.

***Costs to Obtain or Fulfill A Contract with a Customer***

The Company generally does not incur costs to obtain contracts with customers. The Company incurs commission expense to fulfill contracts with its customers. Commissions are generally paid on a similar basis to the related placement and distribution fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

***Significant Customers***

As more fully disclosed in Note 2, approximately 88% of the Company's receivables at December 31, 2019, are attributable to its relationship with Morgan Creek.

***Income Taxes***

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income or net loss.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2016 to 2019 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. To date, the Company has not identified or recorded any unrecognized tax benefits.

***Leases***

On January 1, 2019 the Company adopted accounting standard update ("ASU") 2016-02, *Leases* (Topic 842), using the modified retrospective method, which did not have any impact on the Company's opening members' equity. ASU 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts

should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements. There was no impact to the Company as a result of adoption as the Company had no leases at adoption and for the year ended December 31, 2019.

## 2. Related Party Transactions

Morgan Creek made $180,971 of purchases on behalf of the Company during 2019. The Company reimbursed Morgan Creek $182,999 for these purchases.

At December 31, 2019, Morgan Creek contributed the balance outstanding in due from related party of $42,330 to members' equity.

As of December 31, 2019, the Company's due from related party consisted of $540,033 due from Morgan Creek of which $14,879 is included in the table below.

The Company records fees that are receivable over a period of more than twelve months at amounts that are net of imputed interest. Interest has been imputed at rates ranging from 3.25% to 3.28% per annum.

The approximate future collections of such receivables, as of December 31, 2019, are summarized as follows:

| *Year Ending December 31,* | |
|---|---|
| 2020 | $ 15,000 |
| Less discount | 121 |
| | $ 14,879 |

The above fees receivable are paid to a registered representative once they are collected. The Company records the fees that are payable to the registered representative in the same manner with the same imputed interest rates.

### *Employee Benefit Plan*

Morgan Creek sponsors a tax-qualified plan (the "Plan") for its personnel and the personnel of the Company. The Plan consists of a defined contribution profit sharing component and a deferred contribution. Contributions are made to the profit sharing component by the Company, subject to approval by the Company. The contribution amounts are not reduced by participant contributions, which are made through salary or bonus reductions. For the year ended December 31, 2019, $29,439 is included in "Accrued compensation and benefits" on the accompanying statement of financial condition.

## 3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6-2/3% of

aggregate indebtedness, as defined. At December 31, 2019, the Company had regulatory net capital of $96,829 and a required minimum regulatory net capital of $34,766.

## 4. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2019 through the date the financial statements were issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.

## 5. Continuing Operations

As more fully described in Note 1, the Company is a component of a larger enterprise. Morgan Creek Capital Management, LLC has committed to provide capital to support the Company's continuing operations and regulatory net capital through March 1, 2021, at a minimum.

# Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

**As of December 31, 2019**

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.

# Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

**As of December 31, 2019**

# Morgan Creek Capital Distributors, LLC

## Contents